Contact

www.linkedin.com/in/aviv-swed-0b683489 (LinkedIn)

Top Skills

Accounting

Microsoft Excel

Microsoft Word

Certifications

Certified Public Accountant

Aviv Swed

Head of innovation & business development at Moked Emun | CPA

Tel Aviv District, Israel

Experience

Moked Emun

Head of innovation & business development

February 2021 - Present (4 years 1 month)

Coral Smart Pool

Director

January 2022 - Present (3 years 2 months)

PwC

Senior Accountant

January 2019 - March 2021 (2 years 3 months)

Tel Aviv Area, Israel

Altshuler Shaham

Operations Assistant

October 2017 - March 2018 (6 months)

Tel Aviv, Israel

Israel Defense Forces

Senior sargent

March 2010 - March 2013 (3 years 1 month)

Education

The College of Management Academic Studies

Bachelor of Arts - BA, Accounting and Business · (2014 - 2018)